UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004.

Commission File Number: 001-31221

Total number of pages: 25

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Semi-Annual Report filed on December 3, 2004 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Securities and Exchange Law of Japan

On December 3, 2004, the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, semi-annual consolidated financial statements for the six months ended September 30, 2004 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The material contents of the report, other than the semi-annual consolidated financial statements, have already been reported by the registrant in its press release dated October 29, 2004, a copy of which was submitted under cover of Form 6-K on November 1, 2004 by the registrant.

Attached is an English translation of the registrant’s semi-annual consolidated financial statements for the six months ended September 30, 2004 prepared in accordance with U.S.GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 15, 2004	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2004 and 2003 and MARCH 31, 2004

		Millions of yen
		(UNAUDITED) September 30,				March 31,
		2004		2003		2004
Classification	Note	Amount	%	Amount	%	Amount	%
ASSETS
I Current assets:
1 Cash and cash equivalents		¥480,286		¥851,423		¥838,030
2 Accounts receivable, net		586,072		600,489		616,131
3 Inventories		127,063		120,033		127,269
4 Deferred tax assets		86,932		77,383		92,662
5 Prepaid expenses and other current assets		126,502		134,063		111,225

Total current assets		1,406,855	23.8	1,783,391	28.7	1,785,317	28.5

II Property, plant and equipment:
1 Wireless telecommunications equipment		4,301,597		3,936,637		4,109,818
2 Buildings and structures		676,674		567,746		619,501
3 Tools, furniture and fixtures		588,016		573,498		580,099
4 Land		194,493		186,162		188,717
5 Construction in progress		173,280		159,312		169,562

Sub-total		5,934,060		5,423,355		5,667,697
Accumulated depreciation		(3,171,134)		(2,768,948)		(2,965,192)

Total property, plant and equipment, net		2,762,926	46.8	2,654,407	42.7	2,702,505	43.2

III Non-current investments and other assets:
1 Investments in affiliates	*3	318,663		393,088		324,155
2 Marketable securities and other investments	*4	54,715		27,020		62,191
3 Intangible assets, net	*5	524,141		473,328		506,777
4 Goodwill	*5	133,354		133,354		133,354
5 Other assets	*6,10	162,888		195,271		195,406
6 Deferred tax assets		543,380		555,391		552,561

Total non-current investments and other assets		1,737,141	29.4	1,777,452	28.6	1,774,444	28.3

Total assets		¥5,906,922	100.0	¥6,215,250	100.0	¥6,262,266	100.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
I Current liabilities:
1 Current portion of long-term debt	*10	¥22,145		¥215,210		¥136,642
2 Accounts payable, trade		583,084		583,664		666,838
3 Accrued payroll		38,909		38,515		43,142
4 Accrued interest		1,735		2,810		1,975
5 Accrued taxes on income		195,825		246,564		318,011
6 Other current liabilities	*10	162,814		107,779		125,030

Total current liabilities		1,004,512	17.0	1,194,542	19.2	1,291,638	20.6

II Long-term liabilities:
1 Long-term debt	*10	941,447		1,070,377		954,954
2 Employee benefits		139,222		159,543		133,954
3 Other long-term liabilities		170,893		165,240		176,964

Total long-term liabilities		1,251,562	21.2	1,395,160	22.5	1,265,872	20.2

Total liabilities		2,256,074	38.2	2,589,702	41.7	2,557,510	40.8

III Minority interests in consolidated subsidiaries		89	0.0	48	0.0	61	0.0

IV Commitments and contingencies	*9
V Shareholders’ equity:	*7
1 Common stock		949,680		949,680		949,680
2 Additional paid-in capital		1,311,013		1,311,029		1,311,013
3 Retained earnings		2,046,141		1,490,700		1,759,548
4 Accumulated other comprehensive income	*10	81,514		70,994		81,355
5 Treasury stock, at cost		(737,589)		(196,903)		(396,901)

Total shareholders’ equity		3,650,759	61.8	3,625,500	58.3	3,704,695	59.2

Total liabilities and shareholders’ equity		¥5,906,922	100.0	¥6,215,250	100.0	¥6,262,266	100.0

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

SIX MONTHS ENDED SEPTEMBER 30, 2004 and 2003

and YEAR ENDED MARCH 31, 2004

		Millions of yen
		(UNAUDITED) Six months ended September 30,				Year ended March 31,
		2004		2003		2004
Classification	Note	Amount	%	Amount	%	Amount	%
I Operating revenues:
1 Wireless services		¥2,163,820		¥2,261,158		¥4,487,912
2 Equipment sales		288,133		274,787		560,153

Total operating revenues		2,451,953	100.0	2,535,945	100.0	5,048,065	100.0

II Operating expenses:
1 Cost of services (exclusive of items shown separately below)		335,124		325,539		712,571
2 Cost of equipment sold (exclusive of items shown separately below)		555,611		584,963		1,094,332
3 Depreciation and amortization	*5	340,306		347,167		720,997
4 Selling, general, and administrative		675,480		688,169		1,417,247

Total operating expenses		1,906,521	77.8	1,945,838	76.7	3,945,147	78.2

Operating income		545,432	22.2	590,107	23.3	1,102,918	21.8

III Other expense (income):
1 Interest expense		4,231		7,418		13,216
2 Interest income		(413)		(763)		(1,917)
3 Other, net	*4	(3,551)		(1,207)		(9,504)

Total other expense (income)		267	0.0	5,448	0.2	1,795	0.0

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries		545,165	22.2	584,659	23.1	1,101,123	21.8
Income taxes:
1 Current		195,718		244,137		446,182
2 Deferred		14,195		(16,150)		(17,066)

Total income taxes		209,913	8.5	227,987	9.0	429,116	8.5

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries		335,252	13.7	356,672	14.1	672,007	13.3
Equity in net losses of affiliates	*3	(35)	(0.0)	(214)	(0.0)	(21,960)	(0.4)
Minority interests in earnings of consolidated subsidiaries		(28)	(0.0)	(27)	(0.0)	(40)	(0.0)

Net Income		¥335,189	13.7	¥356,431	14.1	¥650,007	12.9

Other comprehensive income (loss):
1 Unrealized (losses) gains on available-for-sale securities	*4	(213)		3,916		12,238
2 Revaluation of financial instruments		30		57		(13)
3 Foreign currency translation adjustment	*10	516		2,668		(9,862)
4 Minimum pension liability adjustment		(174)		1,416		16,055

Comprehensive income		¥335,348	13.7	¥364,488	14.4	¥668,425	13.2

Per share data:
Weighted average common shares outstanding – basic and diluted (shares)		48,268,442		50,112,397		49,622,595

Basic and diluted earnings per share (Yen)		¥6,944.27		¥7,112.63		¥13,099.01

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED SEPTEMBER 30, 2004 and 2003

and YEAR ENDED MARCH 31, 2004

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2004	2003	2004
Classification	Note	Amount	Amount	Amount
I Common stock:
1 At beginning of period		¥949,680	¥949,680	¥949,680

At end of period		949,680	949,680	949,680

II Additional paid-in capital:
1 At beginning of period		1,311,013	1,306,128	1,306,128
2 Share exchanges		—	(14)	(14)
3 Increase in additional paid-in capital of an affiliate		—	4,915	4,899

At end of period		1,311,013	1,311,029	1,311,013

III Retained earnings:
1 At beginning of period		1,759,548	1,159,354	1,159,354
2 Cash dividends		(48,596)	(25,085)	(49,813)
3 Net income		335,189	356,431	650,007

At end of period		2,046,141	1,490,700	1,759,548

IV Accumulated other comprehensive income:
1 At beginning of period		81,355	62,937	62,937
2 Unrealized (losses) gains on available-for-sale securities	*4	(213)	3,916	12,238
3 Revaluation of financial instruments		30	57	(13)
4 Foreign currency translation adjustment	*10	516	2,668	(9,862)
5 Minimum pension liability adjustment		(174)	1,416	16,055

At end of period		81,514	70,994	81,355

V Treasury stock, at cost:
1 At beginning of period		(396,901)	(2,585)	(2,585)
2 Purchase of treasury stock	*7	(340,688)	(194,905)	(394,903)
3 Share exchanges		—	587	587

At end of period		(737,589)	(196,903)	(396,901)

Total shareholders’ equity		¥3,650,759	¥3,625,500	¥3,704,695

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED SEPTEMBER 30, 2004 and 2003

and YEAR ENDED MARCH 31, 2004

		Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2004	2003	2004
Classification	Note	Amount	Amount	Amount
I Cash flows from operating activities:
1 Net income		¥335,189	¥356,431	¥650,007
2 Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization		340,306	347,167	720,997
(2) Deferred taxes		13,357	(16,150)	(12,539)
(3) Loss on sale or disposal of property, plant and equipment		11,486	8,417	35,005
(4) Equity in net losses of affiliates		873	214	17,433
(5) Minority interests in earnings of consolidated subsidiaries		28	27	40
(6) Changes in current assets and liabilities:
Decrease (increase) in accounts receivable, trade		31,756	15,752	(90)
(Decrease) increase in allowance for doubtful accounts		(1,697)	1,258	1,458
Decrease (increase) in inventories		206	(52,718)	(59,954)
Decrease in tax refunds receivable		—	106,120	106,308
(Decrease) increase in accounts payable, trade		(40,887)	(12,760)	19,577
Increase in other current liabilities		21,972	10,955	28,866
(Decrease) increase in accrued taxes on income		(122,186)	114,719	186,166
Increase (decrease) in liability for employee benefits		5,268	9,843	(15,746)
Other, net		(22,892)	(26,533)	32,715

Net cash provided by operating activities		572,779	862,742	1,710,243

II Cash flows from investing activities:
1 Purchases of property, plant and equipment		(365,136)	(299,293)	(625,284)
2 Purchases of intangible and other assets		(108,545)	(71,913)	(177,645)
3 Purchases of investments		(1,179)	(2,381)	(12,787)
4 Proceeds from sale of investments		26,355	327	2,261
5 Loan advances		(113)	(38,307)	(38,307)
6 Collection of loan advances		39,848	0	55
7 Other, net		402	3,893	4,398

Net cash used in investing activities		(408,368)	(407,674)	(847,309)

III Cash flows from financing activities:
1. Repayment of long-term debt		(130,349)	(51,885)	(245,411)
2. Principal payments under capital lease obligations		(2,476)	(2,711)	(5,716)
3. Payments to acquire treasury stock		(340,688)	(194,905)	(394,903)
4. Dividends paid		(48,596)	(25,085)	(49,813)
5. Proceeds from short-term borrowings		46,000	101,800	155,300
6. Repayment of short-term borrowings		(46,000)	(111,800)	(165,300)
7. Other, net		(1)	(13)	(13)

Net cash used in financing activities		(522,110)	(284,599)	(705,856)

IV Effect of exchange rate changes on cash and cash equivalents		(45)	3	1

V Net (decrease) increase in cash and cash equivalents		(357,744)	170,472	157,079
VI Cash and cash equivalents at beginning of period		838,030	680,951	680,951

VII Cash and cash equivalents at end of period		¥480,286	¥851,423	¥838,030

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds		¥7	¥107,012	¥107,200
Cash paid during the period for:
Interest		5,422	8,400	16,384
Income taxes		319,086	131,239	259,883
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment		16,711	—	—
Assets acquired through capital lease obligations		2,152	3,202	4,469

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

Pursuant to section 81 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying semi-annual consolidated financial statements for the six months ended September 30, 2004 and 2003 of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Since DoCoMo’s American Depositary Shares are publicly traded on the New York Stock Exchange, DoCoMo prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities Exchange Commission of the United States of America.

2.	Summary of significant accounting and reporting policies:

(1)	Adoption of new accounting standards

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

Effective April 1, 2004, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No.150 requires that certain financial instruments with characteristics of both liabilities and equity, which under previous guidance could be classified as equity, be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No.150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS No.150 did not have any impact on DoCoMo’s results of operations and financial position.

Accounting for Revenue Arrangements with Multiple Deliverables

Effective April 1, 2004, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The adoption of EITF 00-21 did not have a significant impact on DoCoMo’s results of operations and financial position.

Determining Whether an Arrangement Contains a Lease

Effective April 1, 2004, DoCoMo adopted EITF Issue No. 01-08 (“EITF 01-08”), “Determining Whether an Arrangement Contains a Lease.” This Issue provides guidance on how to determine whether an arrangement contains a lease that is within the scope of SFAS No. 13, “Accounting for Leases.” The adoption of EITF 01-08 did not have any impact on DoCoMo’s results of operations and financial position.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Significant accounting policies

Principles of consolidation —

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified the following areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and other intangible assets, impairment of long-lived assets, impairment of goodwill, other than temporary impairment of investments in affiliates, realization of deferred tax assets, measuring pension liabilities and revenue recognition.

Cash and cash equivalents —

DoCoMo considers cash in banks and short-term highly liquid investments with an original maturity of three months or less at date of purchase to be cash and cash equivalents.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes interest cost incurred during the period of construction, as discussed below in “Capitalized interest.” Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets, with the exception of buildings, which are computed on a straight-line basis. Useful lives are determined at the time the assets are acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted, as appropriate.

The estimated useful lives of major depreciable assets are as follows:

Major wireless telecommunications equipment	6 to 15 years
Steel towers and poles for antenna equipment	30 to 40 years
Reinforced concrete buildings	38 to 50 years
Tools, furniture and fixtures	4 to 15 years

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004 was ¥261,584 million, ¥271,763 million and ¥570,324 million, respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amount of such telecommunications equipment is deducted from the respective telecommunications equipment and accumulated depreciation accounts. Any remaining balance is charged to expense immediately. DoCoMo accounts for legal obligations associated with the retirement of tangible long-lived assets in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations.” DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore certain leased land and buildings used for DoCoMo’s wireless telecommunications equipment to their original state. DoCoMo estimates the fair values of the liabilities for an asset retirement obligation, and the aggregate amount of the fair values is immaterial.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

Capitalized interest —

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred amounted to ¥5,181 million, ¥8,317 million and ¥15,466 million, of which ¥950 million, ¥899 million and ¥2,250 million was capitalized during the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004, respectively.

Investments in affiliates —

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence over the affiliate. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliates and adjusts its investment amounts. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliates and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose year end is December 31, DoCoMo records its share of income or losses of such investees on a three month lag basis in its consolidated statements of income and comprehensive income.

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, DoCoMo utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marketable securities —

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Equity securities, whose fair values are not readily determinable, are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected in earnings.

For debt securities classified as held-to-maturity securities at September 30, 2004 and 2003 and March 31, 2004, DoCoMo has the intent and ability to hold such securities to maturity. Held-to-maturity securities are carried at amortized cost and are reduced to fair value by a charge to earnings for other than temporary declines in fair value below cost.

DoCoMo did not hold or transact activity in any trading securities during the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004.

Goodwill and other intangible assets —

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, customer related assets and rights to use certain telecommunications assets of wireline carriers.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, DoCoMo does not amortize either goodwill, including embedded goodwill created through the acquisition of investments accounted for under the equity method, or intangible assets acquired in a business combination and determined to have an indefinite useful life, but instead, (1) goodwill, excluding goodwill related to equity method investments, and (2) intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, customer related assets and rights to use telecommunications facilities of wireline are amortized over their useful lives.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Computer software acquired to be used in the manufacture of handsets is capitalized if the technological feasibility of the handset to be ultimately marketed has been established at the time of purchase in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over a period of 5 years.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in November, 2002 in connection with the acquisition of minority interests of the regional subsidiaries through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily Nippon Telegraph and Telephone Corporation (“NTT”), are being amortized over 20 years.

Impairment of long-lived assets —

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Information relating to goodwill is disclosed in “Goodwill and other intangible assets”.

Hedging activities —

DoCoMo uses derivative financial instruments, including interest rate swaps, foreign exchange forward contracts and non-derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. These financial instruments are effective in meeting the risk reduction objectives of DoCoMo by generating either cash flows which offset the cash flows related to the underlying position in respect of amount and timing or transaction gains and losses which offset transaction gains and losses of the hedged item. DoCoMo does not hold or issue derivative financial instruments for trading purposes.

DoCoMo accounts for derivative instruments and other hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149. All derivative instruments are recorded on the balance sheet at fair value, with the change in the fair value recognized either in other comprehensive income (loss) or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity. Exchange rate gains and losses on non-derivative financial instruments designated to hedge the foreign currency risk of a net investment in a foreign operation are reported, net of applicable income taxes, in other comprehensive income (loss) in the same manner as the translation adjustments of the hedged investment, to the extent of effectiveness.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

Employee benefit plans —

Pension benefits earned during the period, as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in benefit plans are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition —

DoCoMo generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipment, including handsets, are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service, airtime and fees for activation.

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 1, 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. On November 1, 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. This arrangement is available to substantially all subscribers of cellular (FOMA and mova) services. With the introduction of this billing arrangement, DoCoMo has started to defer revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently deducts and defer all unused allowances from revenues. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with EITF Issue No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upfront activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Selling, general and administrative expenses —

Selling, general and administrative expenses primarily include commissions paid to agents, expenses associated with DoCoMo’s customer loyalty programs, advertising costs, as well as other expenses such as payroll and related benefit costs of personnel not directly involved in the operations and maintenance process. Commissions paid to agents represent the largest portion of selling, general and administrative expenses.

Income taxes —

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share —

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at September 30, 2004 and 2003 and March 31, 2004, and therefore there is no difference between basic and diluted earnings per share.

Foreign currency translation —

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate period-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables of DoCoMo are translated at appropriate period-end current rates and the resulting translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are included in “other, net” of other expense (income) in the accompanying statements of income and comprehensive income.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)	Reclassifications —

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2004.

3.	Investments in affiliates:

DoCoMo’s investments in the following entities are accounted for on the equity method as of September 30, 2004:

Ownership Percentage
Company name	September 30, 2004
AT&T Wireless Services, Inc. (“AT&T Wireless”)	15.85%
Hutchison Telephone Company Limited	24.10%
Hutchison 3G HK Holdings Limited	24.10%

AT&T Wireless —

On February 17, 2004, AT&T Wireless entered into a merger agreement with Cingular Wireless LLC (“Cingular”), a mobile operator in the United States of America, and certain of its affiliates. Under the terms of the merger agreement, it was agreed that all the outstanding shares of common stock of AT&T wireless would be converted into US$15 per share in cash.

On October 26, 2004, pursuant to the merger agreement, the merger between AT&T Wireless and Cingular became effective. As a result, DoCoMo transferred all of its AT&T Wireless shares to Cingular, and DoCoMo received US$6,495 million in cash. DoCoMo ceased to apply the equity method of accounting for its investment in AT&T Wireless. DoCoMo recognized a gain of ¥501.8 billion on the sale of AT&T Wireless shares as other income.

DoCoMo believes the estimated fair values of its investments in affiliates at September 30, 2004 equal or exceed the related carrying values.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2004 and 2003 and March 31, 2004 comprised the following:

	Millions of yen
	September 30,		March 31,
	2004	2003	2004
Marketable securities:
Available-for-sale	¥40,410	¥10,288	¥22,395
Held-to-maturity	—	17	20
Other investments	14,305	16,715	39,776

Total	¥54,715	¥27,020	¥62,191

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security as of September 30, 2004 and 2003 and March 31, 2004 are as follows:

	Millions of yen
	September 30, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,473	¥19,265	¥328	¥40,410
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	September 30, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥2,563	¥7,342	¥42	¥9,863
Debt securities	400	25	—	425
Held-to-maturity:
Debt securities	17	0	0	17

	Millions of yen
	March 31, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,546	¥17,476	¥50	¥21,972
Debt securities	400	23	—	423
Held-to-maturity:
Debt securities	20	0	—	20

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004 are as follows:

	Millions of yen
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Proceeds	¥26,946	¥330	¥1,831
Gross realized gains	14	27	1,444
Gross realized losses	(1,118)	—	—

Maturities of debt securities classified as held-to-maturity as of September 30, 2004 and 2003 and March 31, 2004 are as follows:

	Millions of yen
	September 30,				March 31,
	2004		2003		2004
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due after 1 year through 5 years	¥—	¥—	¥17	¥17	¥20	¥20
Due after 5 years through 10 years	—	—	—	—	—	—

Total	¥—	¥—	¥17	¥17	¥20	¥20

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities at September 30, 2004 and March 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows:

Millions of yen
September 30, 2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,712	¥328	¥—	¥—	¥1,712	¥328
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Millions of yen
March 31, 2004
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Equity securities	¥1,710	¥47	¥14	¥3	¥1,724	¥50
Debt securities	—	—	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—	—	—

Other investment includes long-term investments in various privately held companies. DoCoMo believes the estimated fair value of the investments as of September 30, 2004 approximated to the carrying value.

5. Goodwill and other intangible assets:

Goodwill –

On November 1, 2002, DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned. On August 1, 2003, DoCoMo also purchased all the remaining minority interest in another one of its subsidiaries through a share exchange and made it wholly owned. These share exchanges were accounted for using the purchase method, in accordance with SFAS No. 141, “Business Combinations.” In accordance therewith, the acquisition costs of the subsidiaries’ stocks which exceeded the net assets of each of the subsidiaries were assigned to DoCoMo’s pro rata share of assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges, and deferred tax liabilities or assets were recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed. The aggregate amount of acquisition costs that exceed the related determinable assets including intangible assets less liabilities is recorded as goodwill, which is exclusively attributable to the mobile phone business segment, on the consolidated balance sheet.

The changes in the carrying amount of goodwill, which is all related to the mobile phone business segment, for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2003 are as follows:

	Millions of yen
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Balance at beginning of period	¥133,354	¥133,196	¥133,196
Goodwill acquired during the period	—	158	158

Balance at end of period	¥133,354	¥133,354	¥133,354

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other intangible assets –

The following table displays the intangible assets, all of which are subject to amortization, as of September 30, 2004 and 2003 and March 31, 2004.

	Millions of yen
	September 30, 2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥426,603	¥243,612	¥182,991
Internal-use software	628,597	365,449	263,148
Customer related assets	50,949	16,275	34,674
Rights to use telecommunications facilities of wireline carriers	48,266	20,746	27,520
Other	17,526	1,718	15,808

	¥1,171,941	¥647,800	¥524,141

	Millions of yen
	September 30, 2003
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥354,425	¥203,294	¥151,131
Internal-use software	519,852	285,116	234,736
Customer related assets	50,949	7,784	43,165
Rights to use telecommunications facilities of wireline carriers	48,309	18,440	29,869
Other	15,612	1,185	14,427

	¥989,147	¥515,819	¥473,328

	Millions of yen
	March 31, 2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
Software for telecommunications network	¥402,686	¥227,747	¥174,939
Internal-use software	576,121	321,437	254,684
Customer related assets	50,949	12,030	38,919
Rights to use telecommunications facilities of wireline carriers	48,366	19,613	28,753
Other	10,925	1,443	9,482

	¥1,089,047	¥582,270	¥506,777

Amortization of intangible assets for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004 were ¥78,722 million, ¥75,404 million and ¥150,673 million, respectively.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Other assets:

Other assets as of September 30, 2004 and 2003 and March 31, 2004 are summarized as follows:

	Millions of yen
	September 30,		March 31,
	2004	2003	2004
Deposits	¥67,908	¥67,799	¥68,505
Deferred customer activation costs	75,294	73,566	71,841
Loan to an affiliate	—	37,068	38,618
Other	19,686	16,838	16,442

	¥162,888	¥195,271	¥195,406

Loan to an affiliate was a loan advance to Hutchison 3G UK Holdings Limited, a former affiliate of DoCoMo, which DoCoMo collected on May 27, 2004.

7.	Shareholders’ equity:

Share repurchase —

In May 2004, DoCoMo repurchased 43,000 shares of its common stock (0.08% of issued shares) for ¥8,447 million in the stock market. This repurchase was based on a stock repurchase plan, which was approved in the shareholders’ meeting held on June 19, 2003, under which DoCoMo could repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

On June 18, 2004, the shareholders’ meeting approved a stock repurchase plan under which DoCoMo may repurchase up to 2,500,000 shares at an aggregate amount not to exceed ¥600,000 million in order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment. Based on this approval, DoCoMo repurchased 1,815,526 shares of its common stock (3.62% of issued shares) for ¥332,241 million through a tender offer in August 2004.

Also, DoCoMo repurchased its fractional shares.

The class, aggregate number and price of shares repurchased for the six months ended September 30, 2004, were as follows:

Class of shares repurchased:	Shares of common stock of the Company
Aggregate number of shares repurchased:	1,858,527 shares (3.70% of issued shares)
Aggregate price of shares repurchased:	¥340,688 million

Of the total shares repurchased for the six months ended September 30, 2004, 1,748,000 shares were purchased from NTT.

In November 2004, based on the June 18, 2004 approval, DoCoMo repurchased 171,699 shares of its common stock (0.34% of issued shares) for ¥30,720 million in the stock market.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shareholders’ equity per share —

Shareholders’ equity per share as of September 30, 2004 and 2003 and March 31, 2004 were ¥78,111.42, ¥73,307.55 and ¥76,234.00, respectively.

8.	Business segments:

From a resource allocation perspective, DoCoMo views itself as having four primary business segments. The mobile phone business segment includes cellular (FOMA) services, cellular (mova) services, packet communications services, satellite mobile communications services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. The Quickcast business segment includes paging (Quickcast) services and related equipment sales for such service. The miscellaneous business segment includes international dialing and roaming services and other miscellaneous services, which in the aggregate are not significant. On March 31, 2004, DoCoMo ceased providing in-flight telephone services, which were included in mobile phone business segment.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from DoCoMo’s management reports.

	Millions of yen
Six months ended September 30, 2004	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Consolidated
Operating revenues	¥2,402,355	¥33,198	¥2,472	¥13,928	¥2,451,953
Operating expenses	1,846,089	44,681	3,054	12,697	1,906,521

Operating income (loss)	¥556,266	¥(11,483)	¥(582)	¥1,231	¥545,432

	Millions of yen
Six months ended September 30, 2003	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Consolidated
Operating revenues	¥2,481,529	¥39,061	¥3,170	¥12,185	¥2,535,945
Operating expenses	1,871,997	58,461	4,357	11,023	1,945,838

Operating income (loss)	¥609,532	¥(19,400)	¥(1,187)	¥1,162	¥590,107

	Millions of yen
Year ended March 31, 2004	Mobile phone business	PHS business	Quickcast business	Miscellaneous business	Consolidated
Operating revenues	¥4,937,666	¥75,702	¥5,981	¥28,716	¥5,048,065
Operating expenses	3,798,785	111,224	7,832	27,306	3,945,147

Operating income (loss)	¥1,138,881	¥(35,522)	¥(1,851)	¥1,410	¥1,102,918

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Commitments and contingencies:

Leases —

The minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms at September 30, 2004 are as follows:

Millions of yen
September 30, 2004
Due within one year	¥1,424
Due after one year	24,917

Total minimum lease payments	¥26,341

Litigation —

At September 30, 2004, DoCoMo had no litigation or claims outstanding, pending or threatened against it, which in the opinion of management would have a material adverse effect on the results of operations or the financial position.

Guarantees —

Financial Accounting Standards Board (“FASB”) Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” requires that if a company issues or modifies a guarantee on or after January 1, 2003, the company must recognize an initial liability for the fair value of the obligations it has undertaken in issuing and must disclose that information in its financial statements.

DoCoMo enters into agreements in the normal course of business that provide for guarantees of counterparties. These counterparties include customers, related parties and other business partners. Although the most of guarantees provided for customers are for cellular phone handsets DoCoMo sold, DoCoMo is provided the same kind of guarantees by the handset vendors. Though the guarantees or indemnifications provided in other transactions than with the customers are different in each contracts, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DoCoMo could be required is not specified in almost all of the contract. Historically, DoCoMo has not made any significant guarantee or indemnification payments under such agreements. DoCoMo estimates the estimated fair value of the obligations related to these agreements is not significant. Accordingly, DoCoMo has no liabilities recorded for the obligations as of September 30, 2004.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Fair Value of Financial instruments:

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values. Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 3 and 4, respectively.

Long-term debt, including current portion –

The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion as of September 30, 2004 and 2003 and March 31, 2004 are as follows:

Millions of yen
September 30,				March 31,
2004		2003		2004
Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
¥963,592	¥972,521	¥1,285,587	¥1,304,663	¥1,091,596	¥1,106,339

Risk management —

DoCoMo’s earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. DoCoMo enters into foreign exchange forward contracts and interest rate swap contracts, and uses other financial instruments to manage these risks. The derivative financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes there is little risk of default by these counterparties.

On March 5, 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its net investment in a foreign subsidiary. DoCoMo also uses foreign exchange forward contracts to hedge a portion of the net investment in the foreign subsidiary. These financial instruments are effective as a hedge against fluctuations in currency exchange rates. Gains or losses from changes in the fair value of these instruments, which offset translation gains or losses on the net investment in the foreign subsidiary, are recorded as a foreign currency translation adjustment in other comprehensive income (loss). The accumulated gain from the revaluation of the corporate bonds as of September 30, 2004 and 2003 and March 31, 2004 was ¥396 million, ¥385 million and ¥712 million, and recorded as foreign currency translation adjustment in accumulated other comprehensive income at September 30, 2004 and 2003, and March 31, 2004, respectively. The accumulated loss from the revaluation of the foreign exchange forward contracts as of September 30, 2004 was ¥1,707 million and recorded as foreign currency translation adjustment in accumulated other comprehensive income at September 30, 2004.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign exchange forward contracts —

The contract amount and the fair value of foreign currency forward contracts at September 30, 2004 was ¥238,594 and ¥(1,707) million, respectively. The fair values of foreign currency forward contracts were obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparty to terminate the contracts outstanding at the date.

Interest rate swap agreements —

The table below shows the fair value of interest rate swap agreements at September 30, 2004 and 2003 and March 31, 2004:

Term	Weighted average rate		Millions of yen
			September 30, 2004
	Receive floating	Pay fixed	Notional amounts	Fair value
1995-2005	0.1%	3.6%	¥1,000	¥(49)

	Receive fixed	Pay floating	Notional amounts	Fair value
2003-2011	1.5%	0.1%	¥120,000	¥1,899

Term	Weighted average rate		Millions of yen
			September 30, 2003
	Receive floating	Pay fixed	Notional amounts	Fair value
1995-2005	0.3%	2.9%	¥2,500	¥(94)

Term	Weighted average rate		Millions of yen
			March 31, 2004
	Receive floating	Pay fixed	Notional amounts	Fair value
1995-2005	0.4%	3.2%	¥1,500	¥(66)

	Receive fixed	Pay floating	Notional amounts	Fair value
2003-2011	1.5%	0.1%	¥50,000	¥90

The interest rate swap agreements have remaining terms to maturity ranging from 15 months to 84 months.

The fair values of interest rate swaps were obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparty to terminate the swaps outstanding at the respective dates.

Concentrations of risk —

As of September 30, 2004, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

NTT DoCoMo, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Subsequent event:

Introduction of a new billing arrangement —

DoCoMo introduced a new billing arrangement for the existing “Family Discount” plan, a discounted billing arrangement for families with between two and ten DoCoMo subscriptions. With the new arrangement, the unused allowances (free minutes and/or packets) which have been carried over for two months and will expire under a billing arrangement named “Nikagetsu Kurikoshi” (two-month carry over), are automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group. The arrangement is applied to the allowances included in the base monthly charges in and after December 2004.